UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

21 November 2017
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Press Release
Trading Update - November 2017

CRH plc, the international building materials group, issues the following Trading Update for the period 1 January 2017 to 30 September 2017.

Trading Performance

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Third quarter trading benefited from continued underlying growth in the Americas, although some operations were impacted by adverse weather and hurricane activity. Momentum remained positive in Europe, while in Asia, very competitive market conditions continued.

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Cumulative sales amounted to €20.7 billion for the nine months to the end of September, an increase of 2% compared with the corresponding period in 2016. On a like-for-like1 basis, sales were also 2% higher than 2016.

Sales (like-for-like) change versus 2016	Europe	Americas	Asia	Group
First half (H1)	+3%	+1%	-8%	+1%
Quarter 3 (Q3)	+2%	+4%	-12%	+3%
Nine months to September (9M)	+2%	+2%	-9%	+2%

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EBITDA for the nine months to the end of September 2017 was €2.43 billion, an increase of 2% compared with 2016 (€2.38 billion), also reflecting a like-for-like increase of 2%.

EBITDA (like-for-like) change versus 2016	Europe	Americas	Asia	Group
First half (H1)	+2%	+6%	-39%	+2%
Quarter 3 (Q3)	+4%	+2%	-62%	+2%
Nine months to September (9M)	+3%	+4%	-45%	+2%

Full Year Outlook

We continue to expect another year of progress for the Group; with the current momentum continuing for the remainder of the year, EBITDA including discontinued operations2 is estimated to be in excess of €3.2 billion (2016 reported: €3.13 billion).

We expect full-year depreciation and amortisation expense to be broadly in line with last year (2016 reported: €1.1 billion).

1Like-for-like movements exclude the impact of currency exchange, acquisitions, divestments and certain one-off items
2Discontinued operations relates to the 2017 accounting treatment for Americas Distribution, anticipated to be disposed in early 2018

2017 profits on the sale of property, plant and equipment are expected to be broadly similar to last year (2016 reported: €51 million). The net gain/loss on business disposals in 2017, which is dependent on the timing of divestment transactions still to be completed, is unlikely to be material (2016 reported: €4 million).

The Group's share of profits from equity-accounted entities is expected to be approximately €65 million (2016 reported: €42 million), reflecting improved financial results in our associate investment in China.

Net finance costs are expected to be broadly similar to last year (2016 reported: €383 million), as the €19 million cost for early redemption of a portion of the US$ bonds maturing in 2018 will be offset by the lower costs resulting from reduced debt.

Development Activity

To date in 2017, the Group spent c.€1.34 billion on 27 acquisition/investment transactions (including deferred and contingent consideration in respect of prior year acquisitions). On the divestment front, the Group realised business and asset disposal proceeds of €165 million.

In the Americas, c.€690 million was spent on 18 acquisitions and one investment. Our Materials Division completed 11 bolt-on acquisitions, including two in Canada adding a further c.2 billion tonnes of aggregates reserves. The Products Division completed seven acquisitions and one investment at a cost of c.€165 million.

In Europe, c.€650 million has been spent on eight transactions; five acquisitions and one investment in Europe Heavyside and two acquisitions in Europe Distribution. The largest acquisition to date in 2017 was Fels, a leading lime and aggregates business in Germany with 1 billion tonnes of  high-quality limestone reserves, which was acquired at the end of October 2017. Fels has 11 production locations, nine in Germany and one in both the Czech Republic and Russia, with the majority of its production capacity situated in the Harz region of Eastern-Germany. CRH believes that this acquisition provides a strong platform for future growth.

Other Pending Transactions
As previously announced, CRH has entered agreements to sell its Americas Distribution business and acquire Ash Grove Cement Company, with both transactions expected to close in early 2018. CRH has also entered into an agreement to acquire certain assets in Florida of Votorantim Cimentos North America, Inc. and Anderson Columbia Co., comprising of a 1.0m tonne cement plant, 18 readymixed concrete plants, an aggregates quarry, two block plants and nine gunite facilities. This transaction is expected to close in late 2017.

Financial Discipline

Based on forecast exchange rates and with a year-to-date development net spend of €1.2 billion, excluding the acquisition of assets from Votorantim Cimentos North America, Inc. and Anderson Columbia Co. and assuming no further material acquisitions or divestments for the remainder of 2017, we expect year-end net debt to be in line with last year (2016: €5.3 billion).

Europe Update

Reflective of stabilising trends experienced in certain key markets and in light of solid underlying market activity, like-for-like sales for the first nine months of 2017 were 2% ahead of 2016 and like-for-like EBITDA 3% ahead of the same period last year. We expect similar momentum in the final quarter and full-year EBITDA for Europe to be approximately 4% ahead (2016 reported: €1.1 billion).

Europe Heavyside: Cumulative nine month like-for-like sales were 3% ahead of 2016 and cumulative like-for-like EBITDA was 4% above the same period in 2016 reflecting modest growth in volumes and price progress in certain countries.

Key Markets in Brief
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  UK: prices for all products were ahead; cumulative volumes broadly in line with prior year

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France: improving residential sector driving volumes growth but pricing pressure remains

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Switzerland: poor weather conditions at the beginning of the year and a competitive market environment resulted in lower volumes in all major products; pricing pressure continued

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  Benelux: economic backdrop in the Netherlands positively impacting residential demand

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  Germany: despite modest growth in German construction output, cement volumes were behind due to increased competition and project delays

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  Denmark: positive economic backdrop supporting strong construction demand

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Ireland: construction activity continues to grow with positive volumes in cement, readymixed concrete and aggregates; some slowdown in recent months

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Poland: cement volumes well ahead of 2016; competitive pricing continues

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Finland: good market demand resulting in positive cement volumes; pricing remains under pressure due to competition from imports

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  Ukraine: pricing ahead but cement volumes impacted by increasing imports

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South East Europe: lack of infrastructure spending in Romania impacted cement volumes in the third quarter; positive volumes in our North Danube operations and Serbia

Europe Lightside: Like-for-like nine month sales were up 3% compared with the same period in 2016 reflecting good demand in key markets in the UK, Germany and Netherlands. Like-for-like EBITDA for the period was in line with 2016 as restructuring costs and a less favourable product mix in certain platforms offset the impact of the increase in sales.

Key Markets in Brief
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  Construction Accessories: sales progression in some key markets offset by restructuring costs

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Shutters & Awnings: good underlying market conditions in the Netherlands and Germany

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Network Access Products & Perimeter Protection: key markets benefited from solid demand and tight cost control, only partially offset by mixed results in permanent fencing

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  Architectural Products: stable sales in competitive markets with a less favourable product mix

Europe Distribution: Cumulative like-for-like sales to September increased by 2% compared with the first nine months of 2016 and cumulative like-for-like EBITDA was broadly in line with 2016, impacted by challenging market conditions in Switzerland.

Key Markets in Brief
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Netherlands: solid new residential trends positively impacted General Merchants with performance improvement initiatives offsetting competitive market circumstances in DIY

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  Belgium: good momentum particularly for Sanitary, Heating and Plumbing (SHAP), partly offset by reduced activity levels in new residential construction

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Switzerland: slowdown in new residential activity impacted General Merchants and SHAP

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Germany: Stable RMI sector, with positive market backdrop in SHAP

Americas Update

Despite the impact of adverse weather and hurricane activity, our Americas operations benefited in the third quarter from the continuation of stable market fundamentals in the United States and good underlying demand. This followed a first half also impacted by unfavourable weather conditions resulting in cumulative like-for-like sales up 2% compared with 2016; EBITDA for the nine-month period improved by 4% against a backdrop of increasing input costs. Based on a projected-average full-year 2017 US dollar/euro exchange rate of 1.13, we expect the full-year EBITDA to be approximately 5% ahead of last year (2016 reported: €1.9 billion).

Americas Materials: In the nine months to September, like-for-like sales were 2% ahead of the same period last year despite challenging weather conditions. As expected, rising input costs were experienced and like-for-like EBITDA for the nine-month period was 2% ahead of last year.

Key Markets and Products in Brief
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Infrastructure: stable Federal funding underpinned by the FAST Act; funding increasing in certain States

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  Non-Residential: steady activity supporting volumes and price trends

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  Aggregates: like-for-like Q3 volumes up 1%; down 2% in the nine months to end-September following unfavourable weather conditions

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Asphalt: Q3 volumes up 3% on a like-for-like basis with strong demand in the majority of regions; cumulative volumes up 2%

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Readymixed concrete: strong Q3 performance with like-for-like volumes up 7%; up 2%   year-to-date

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  Cement: volumes up 5% in Q3, supported by stronger demand in the United States; up 2% for the nine months to end-September

Americas Products: With generally favourable market conditions in all major end-use segments (both new construction and RMI), sales growth was experienced in the third quarter as the less favourable weather earlier in the year resulted in the release of some pent-up demand in the period. Like-for-like sales for the first nine months of 2017 were 1% ahead of the same period last year and year-to-date like-for-like EBITDA was 6% ahead of 2016, reflecting improved pricing and product mix in our BuildingEnvelope® business and continued focus on commercial and operational initiatives across the Division.

Key Markets in Brief
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  Non-Residential: moderate year-on-year growth with positive trends in most segments

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  Residential: continued growth in new residential construction activity; good growth in single-family construction and RMI activity

Americas Distribution: Cumulative growth of 3% in sales for the nine months to end-September was driven by Exterior Products. Cumulative EBITDA increased by 7% compared with the first nine months of 2016.

Key Markets in Brief
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Non-Residential: continued improvement in new construction and commercial roofing

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  Residential: positive trends continue in RMI; multi-family new construction slowing

Asia Update

Like-for-like sales for the first nine months of 2017 in the Philippines were 9% behind prior year as markets remained highly competitive, with a negative impact on selling prices. Volumes recovered somewhat in the third quarter following a slow start to the year in our key regions in the Philippines, with cumulative cement volumes in line with 2016. Cumulative like-for-like EBITDA was 45% behind due to the lower selling prices combined with higher fuel and power costs; this trend is expected to continue for the remainder of the year.

Key Markets in Brief
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  Philippines: market conditions remain challenging with infrastructure investment slower than expected impacting cement market growth; lower selling prices due to competitive environment

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  India: volumes and prices slightly ahead with growth in demand in Andhra Pradesh and Telangana markets partly offset with lower demand in Tamil Nadu

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  China: lower volumes with slow investment in infrastructure in the north east of China with prices well ahead

CRH will report its Preliminary Results for full year 2017 on Thursday, 1 March 2018.

 Disclaimer

In order to utilise the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995, CRH public limited company (the "Company"), and its subsidiaries (collectively, "CRH" or the "Group") is providing the following cautionary statement.

This document contains certain forward-looking statements with respect to the financial condition, results of operations, business, viability and future performance of CRH and certain of the plans and objectives of CRH. These forward-looking statements may generally, but not always, be identified by the use of words such as "will", "anticipates", "should", "expects", "is expected to", "estimates", "believes", "intends" or similar expressions.

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that may or may not occur in the future and reflect the Company's current expectations and assumptions as to such future events and circumstances that may not prove accurate.

A number of material factors could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, certain of which are beyond our control, as detailed in the section entitled "Risk Factors" in our 2016 Annual Report on Form 20-F as filed with the US Securities and Exchange Commission.

You should not place undue reliance on any forward-looking statements. These forward-looking statements are made as of the date of this document. The Company expressly disclaims any obligation to update these forward-looking statements other than as required by law.

The forward-looking statements in this document do not constitute reports or statements published in compliance with any of Regulations 6 to 8 of the Transparency (Directive 2004/109/EC) Regulations 2007.

CRH plc will host an analysts' conference call at 08:30 GMT on Tuesday, 21 November 2017 to discuss the Trading Update. To join this call please dial: +353 (0)1 2460271 using Conference PIN *0 (further international numbers are available here). A recording of the conference call will be available on the Reports and Presentations page of the CRH website.

Contact CRH at Dublin 404 1000 (+353 1 404 1000)

Albert Manifold            Chief Executive

Senan Murphy             Finance Director

Frank Heisterkamp      Head of Investor Relations

Mark Cahalane            Group Director, Corporate Affairs

Registered Office: No 12965. Registered Office: 42 Fitzwilliam Square, Dublin 2, R02 R279, Ireland

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 21 November 2017
By:___/s/Neil Colgan___
N.Colgan
Company Secretary